Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Retirement Savings Plan for Salaried Employees:

We consent to the incorporation by reference in the Registration Statements (No. 333-179620 and 333-202723) on Form S-8 of Packaging Corporation of America of our report dated June 28, 2016, with respect to the statements of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental schedule of Form 5500 Schedule H, line 4i — Schedule of Assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report for Form 11-K of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2016

16